UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

             [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

For Period Ended: March 31, 2002 . . . . . . . . . . . SEC FILE NUMBER 000-27407
                                                       CUSIP NUMBER 247411 10 1

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information

         Full Name of Registrant              Delta Capital Technologies, Inc.
                                              --------------------------------

         Former Name if Applicable            N/A
                                              -----------

         Address of Principal Executive Office:
                  Suite 205, 5550-14B Avenue, Delta, B.C., Canada V4M 2G6

Part II--RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual  report,  semi-annual  report,  transition report on Form 10-K, Form 2-F, 11- F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

          The Company acquired a new business during the quarter. The accountants for the Company acquired were delayed in providing us with necessary financial information to complete our quarterly financial statements in a timely fashion. As a result of the problems associated with the the gathering of additional information regarding the
          acquired   Company  which  is  necessary  to  complete  the  financial statements, the Company may not be able to file its Form 10-QSB on time without unreasonable effort or expense.

Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

                           Judy Miller      Secretary          (604) 943-6422
                           ----------------------------------------------------
                           (Name)            (Title)         (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                                (X) Yes ( ) No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                ( ) Yes (X ) No

               If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes. N/A

                        Delta Capital Technologies, Inc..
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                  (Name of Registrant as specified in Charter)

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2002                          By: /s/ Judy Miller
      ------------                          -----------------------
                                            Name: Judy Miller
                                            Title:    Secretary/Director